Letterhead of Manyla McReynolds LLC



November 24, 2003

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC


Dear Sir/Madam:

We have read the statements included under Item 4 in the Form 8-K dated November 24, 2003, of Brenex Oil Corporation to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in Item 4 regarding the engagement of Stonefield Josephson, Inc., or the approval of such engagement by the Board of Directors.

Very truly yours,

/s/ Mantyla McReynolds

Mantyla McReynolds